Exhibit (a)(5)(xvi)

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

21 October 2010

Jac Nasser, Chairman, BHP Billiton

(…)

Acquisition of PotashCorp

It is appropriate to make a few comments about our bid for Potash Corporation of Saskatchewan.

The long term growth trends I have just mentioned have increased global consumption of goods, including food. Improved diets have contributed to lower infant mortality rates as well as longer life expectancy. When combined with increasing opportunities for education, hundreds of millions of people now experience better living standards.

This is important and relevant to us. As demand for food increases farmers seek to improve food production yields. These trends have been evident for some time and we have been analysing the potash market since 2003, with our first investment in 2006.

Potash is a mineral that is used to enhance crop yields. It is mined in large quantities using traditional mining methods and is at the heart of our core expertise. These factors support the long term industry fundamentals that are behind our potash investments in Canada and our recent bid to acquire Potash Corporation of Saskatchewan (PCS).

The operations of PCS are tier one, low cost, expandable, and would further diversify our portfolio by commodity, geography and customer. Having said that, for us the guiding principles of any investment or acquisition, are the creation of shareholder value and the maintenance of our solid A credit rating.

I want to be very clear on this point. The question of value for BHP Billiton shareholders is essential and not negotiable. Any acquisition or investment must create value for our shareholders. If shareholder value is not demonstrated, we will not proceed with the proposed acquisition.

(…)

Marius Kloppers, Chief Executive Officer, BHP Billiton

(…)

Which brings me to comment on our bid for PotashCorp. Our strategy is to invest in large, low cost, long life, expandable assets, diversified by commodity, geography and market.

Potash is a mineable commodity in which we can use our core skill set of building, expanding and operating mines. PotashCorp’s long life, low cost assets are a natural fit with our portfolio, and will further diversify our product offering by commodity, geography and market.

As you know we have been a long time investor in Canada. Canada is a premier mining investment destination, and we believe that we have made a positive contribution to the Canadian communities in which we currently operate.

We also believe that the same net benefits will accrue to Saskatchewan if we are successful in acquiring PotashCorp. In this regard, we continue to focus on gaining Canadian regulatory approvals.

(…)

Additional Information:

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of the Potash Corporation of Saskatchewan Inc. (“PotashCorp”) together with any associated rights issued and outstanding under the PotashCorp Shareholder Rights Plan (the “Offer”) is being made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc have filed with the Canadian securities regulatory authorities the Offer Materials and have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES MAY BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

While the Offer is being made to all holders of PotashCorp common shares, the Offer is not being made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behavior of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated.

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